Exhibit 99.30

AMALGAMATION AGREEMENT

AMONG:

AUSTPRO ENERGY CORPORATION

AND:

1302107 B.C. LTD.

AND:

DEFI VENTURES INC.

TABLE OF CONTENTS

PART 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation	7
1.3	Exhibits	8

PART 2 THE AMALGAMATION		9
2.1	Agreement to Amalgamate	9
2.2	Effect of Amalgamation	9
2.3	Statutory Amalgamation Requirements	9
2.4	Completion of the Amalgamation and Effective Date	10
2.5	Acquiror Corporate Matters on the Effective Time	10
2.6	Securities Exchange and Related Matters	11
2.7	Right of Dissent for DeFi Shareholders	14

PART 3 COVENANTS		15
3.1	Mutual Covenants	15
3.2	Additional Covenants of Acquiror and SubCo	17
3.3	Additional Covenants of DeFi	18

PART 4 REPRESENTATIONS AND WARRANTIES		19
4.1	Representations and Warranties of Acquiror and SubCo	19
4.2	Representations and Warranties of DeFi	25
4.3	Survival of Representation and Warranties	28

PART 5 AGREEMENTS		28
5.1	DeFi Meeting	28
5.2	Proposed Transaction	29
5.3	Listing Application	29
5.4	Preparation of Filings	29
5.5	Acquiror Share Adjustment	30
5.6	Concurrent Financing	31
5.7	Name Change	31

PART 6 INDEMNIFICATION		31
6.1	Indemnification by DeFi	31
6.2	Indemnification by Acquiror	31
6.3	Limitation on Indemnification	32
6.4	Procedure for Indemnification	32
6.5	Sole Remedy	33

PART 7 CONDITIONS PRECEDENT		33
7.1	Mutual Conditions Precedent	33
7.2	Additional Conditions to Obligations of Acquiror and SubCo	34
7.3	Additional Conditions to Obligations of DeFi	36
7.4	Notice and Effect of Failure to Comply with Conditions	38
7.5	Satisfaction of Conditions	39

-ii-

PART 8 AMENDMENT		39
8.1	Amendment	39

PART 9 TERMINATION		39
9.1	Termination	39

PART 10 GENERAL		40
10.1	Notices	40
10.2	Binding Effect	41
10.3	Assignment	41
10.4	Entire Agreement	41
10.5	Public Communications	41
10.6	COSTS	42
10.7	Confidentiality	42
10.8	Severability	43
10.9	Further Assurances	43
10.10	Time of Essence	43
10.11	Applicable Law and Enforcement	43
10.12	WAIVER	44
10.13	Counterparts	44

SCHEDULE A –AMALGAMATION APPLICATION

SCHEDULE B – FORM OF ARTICLES OF AMALCO

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is dated as of the 3rd day of June, 2021.

AMONG:

AUSTPRO ENERGY CORPORATION., a corporation incorporated under the laws of the Province of British Columbia

(“Acquiror”)

AND:

1302107 B.C. LTD., a corporation incorporated under the laws of the Province of British Columbia

(“SubCo”)

AND:

DEFI VENTURES INC., a corporation incorporated under the laws of the Province of British Columbia

(“DeFi”)

WHEREAS:

A.	DeFi and SubCo, a wholly-owned subsidiary of Acquiror, wish to combine their businesses by way of a statutory amalgamation pursuant to Section 269 of the BCBCA (the “Amalgamation”) to form one corporation (“Amalco”), and upon completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of Acquiror;

B.	Acquiror is a reporting issuer in the provinces of British Columbia and Alberta whose shares are listed on the NEX board of the TSXV(as defined below), and following the completion of the Amalgamation and the transactions contemplated in this Agreement, the Resulting Issuer Shares (as defined below) will be listed on the Exchange (as defined below), resulting in a reverse take- over of the Acquiror by DeFi in accordance with the Exchange Policies (as defined below); and

C.	upon the Amalgamation taking effect, shareholders of DeFi will receive Post-Consolidation Acquiror Shares in the proportion and to the extent set out herein.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

PART 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following defined terms have the meanings hereinafter set forth:

(a)	“Acquiror” has the meaning set out in the recitals hereof;

(b)	“Acquiror Circular” means the management information circular of the Acquiror, dated May 19, 2021, in connection with an annual general special meeting of the shareholders of the Acquiror to be held on June 23, 2021;

(c)	“Acquiror Convertible Securities” has the meaning ascribed thereto in Section 4.1(h);

(d)	“Acquiror Share Adjustment” means the consolidation of the Acquiror Shares, to be completed prior to the Effective Time, on the basis of one (1) post-consolidation Acquiror Share for each 8.727 pre-consolidation Acquiror Shares resulting in an aggregate of 1,700,192 Post-Consolidated Acquiror Shares to be completed prior to the Effective Time;

(e)	“Acquiror Shares” means the common shares in the authorized share structure of Acquiror;

(f)	“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The terms “control” (including terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(g)	“Agents” means PI Financial Corp. and Canaccord Genuity Corp.;

(h)	“Agreement” means this Amalgamation Agreement (including the schedules and exhibits hereto) as supplemented, modified or amended, and not to any particular article, section, schedule, exhibit or other portion hereof;

(i)	“Amalco” has the meaning set out in the recitals hereof;

(j)	“Amalco Shares” means the common shares in the authorized share structure of Amalco;

(k)	“Amalgamation” has the meaning set out in the recitals hereof;

(l)	“Amalgamation Application” means the application of Amalgamation of SubCo and DeFi, in the form attached to Schedule A to this Agreement, to be submitted to the Registrar in accordance with Section 275 of the BCBCA;

(m)	“Applicable Laws” means, in the context that refers to one or more Persons, any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(n)	“Applicable Securities Laws” means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(o)	“Articles” means the articles of Amalco with respect to the Amalgamation, to be sent to the Registrar, as contemplated by the BCBCA, substantially in the form attached to Schedule B to this Agreement;

(p)	“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

(q)	“Business Day” means a day other than a Saturday, Sunday or other day when banks in the City of Vancouver, British Columbia are not generally open for business;

(r)	“Certificate of Amalgamation” means the certificate or other confirmation of filing to be issued by the Registrar pursuant to the BCBCA, giving effect to the Amalgamation;

(s)	“Claims” means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, actions, suits, assessments, reassessments or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of Applicable Laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided herein, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action;

(t)	“Concurrent Financing” means the brokered private placement of subscription receipts of DeFi (the “Subscription Receipts”) at a price of $1.00 per Subscription Receipt (the “Issue Price”), for aggregate gross proceeds of $17,715,000, and each Subscription Receipt being exchangeable, without additional consideration, for one DeFi Share, which shall be exchanged by the holder thereof for economically equivalent Post-Consolidated Acquiror Shares;

(u)	“Constating Documents” means as to each of the Parties, its respective certificate of incorporation, notice of articles and articles, as applicable, as in effect as of the date of this Agreement;

(v)	“Corporate Records” means, the corporate records of each of the Parties, including its respective Constating Documents, share registers, registers of directors, list of bank accounts and signing authorities and minutes of shareholders’ and directors’ meetings;

(w)	“DeFi” has the meaning set out in the recitals hereof;

(x)	“DeFi Disclosure Letter” means the disclosure letter executed by DeFi and delivered to Acquiror concurrently with the execution of this Agreement;

(y)	“DeFi Dissent Shares” has the meaning set forth in Section 2.7;

(z)	“DeFi Meeting” means a special meeting of DeFi Shareholders to be called to consider and, if thought advisable, authorize, approve and adopt the DeFi Resolution prior to the Effective Date;

(aa)	“DeFi Option” means an option to purchase one (1) DeFi Share granted pursuant to the DeFi Option Plan;

(bb)	“DeFi Option Plan” means the stock option plan of DeFi dated March 5, 2021.

(cc)	“DeFi Resolution” means the special resolution of DeFi Shareholders to authorize, approve and adopt the Amalgamation and related matters;

(dd)	“DeFi Shareholders” means the holders of DeFi Shares;

(ee)	“DeFi Shares” means common shares in the authorized share structure of DeFi;

(ff)	“DeFi Warrant” means a warrant convertible into one (1) DeFi Share issued pursuant to the Concurrent Financing;

(gg)	“Dissent Rights” means the right to dissent provided by Section 238 of the BCBCA;

(hh)	“Dissenting Shareholders” means DeFi Shareholders who exercise their Dissent Rights in accordance with Section 2.7;

(ii)	“Effective Date” means the effective date of the Amalgamation as set forth in the Certificate of Amalgamation issued to Amalco;

(jj)	“Effective Time” means the time on the Effective Date that the Amalgamation becomes effective;

(kk)	“Encumbrances” means any encumbrance of any kind whatsoever and includes any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, hypothec, restriction, royalty, right of first refusal, development or similar agreement, option or adverse claim or encumbrance of any kind or character whatsoever or howsoever arising, and any right or privilege capable of becoming any of the foregoing;

(ll)	“Environmental Laws” means applicable Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

(mm)	“Equity Incentive Plan” means a stock option and other equity compensation plan in the form agreed to by Acquiror and DeFi, acting reasonably, as set forth in the Acquiror Circular;

(nn)	“Escrow Agent” means Computershare Trust Company of Canada, the subscription receipt agent of DeFi;

(oo)	“Exchange” means the NEO Exchange or such other stock exchange as may be agreed by DeFi, the Acquiror and the Agents;

(pp)	“Exchange Escrow Agreement” means an escrow agreement to be entered into between certain securityholders of the Resulting Issuer, the Resulting Issuer and the Escrow Agent pursuant to which certain securities held by such securityholders will be subject to escrow in accordance with applicable Exchange Policies;

(qq)	“Exchange Listing Documents” means all required to be filed with the Exchange, including, Personal Information Forms of the Resulting Issuer to be submitted to the Exchange for purposes of the Acquiror being listed as the Resulting Issuer on the Exchange, as prepared in accordance with Exchange Policies;

(rr)	“Exchange Policies” means policies of the Exchange, as may be amended or restated from time to time;

(ss)	“Governmental Authority” means any federal, state, provincial and municipal government, regulatory authority, governmental department, ministry, agency, commission, bureau, official, minister, crown corporation, court, board, tribunal, stock exchange, dispute settlement panel or body or other law, rule or regulation-making entity having jurisdiction;

(tt)	“IFRS” means International Financial Reporting Standards applicable as of the date of the financial statements, document or event in question;

(uu)	“In the Money Amount” at a particular time with respect to a DeFi Option or Replacement Option means the amount, if any, by which the fair market value of the relevant underlying security exceeds the exercise price of the relevant option at the particular time;

(vv)	“Intellectual Property” means all trade or brand names, business names, trademarks, service marks, copyrights, patents, patent rights, licenses, industrial designs, know-how (including trade secrets and other unpatented or unpatentable proprietary or Confidential Information, systems or procedures), computer software, inventions, designs and other industrial or intellectual property of any nature whatsoever;

(ww)	“Letter of Intent” means the letter of intent dated April 15, 2021 between Acquiror, and DeFi, in respect of the Proposed Transaction;

(xx)	“Management Services Agreement” means the agreement between the Acquiror and Emprise Management Services Corp. dated October 1, 2018;

(yy)	“Material Adverse Change” means, with respect to a Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, results of operations, assets, capitalization, financial condition, rights, liabilities or prospects, contractual or otherwise, of such Person and its subsidiaries, if applicable, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) a matter that has been publicly disclosed prior to the date of this Agreement or otherwise disclosed in writing by a Party to the other Party prior to the date of this Agreement; (ii) any action or inaction taken by such Person to which the other Person had consented in writing; (iii) the announcement of the transactions contemplated by the Amalgamation or this Agreement; (iv) any commercialization delay; or (v) general economic, financial, currency exchange, securities, banking or commodity market conditions in the United States, Canada or worldwide;

(zz)	“Material Change” and “Material Fact” has the meanings ascribed thereto under the Applicable Securities Laws;

(aaa)	“Material Contract” means those contracts, agreements, understandings or arrangements entered into by a Party which: (i) have individual payment obligations on the part of Acquiror that exceed $5,000 or have individual payment obligations on the part of DeFi that exceed $100,000; (ii) are for a term extending one year after the Effective Time; (iii) have been entered into out of the ordinary course of business; or (iv) are otherwise material to the business of the Party;

(bbb)	“misrepresentation” has the meaning ascribed thereto in the Securities Act;

(ccc)	“Name Change” has the meaning ascribed thereto in Section 5.7;

(ddd)	“Outside Date” means September 30, 2021;

(eee)	“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them;

(fff)	“Person” is to be broadly interpreted and means any individual, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(ggg)	“Post-Consolidated Acquiror Share” means a common share of Acquiror as constituted following the Acquiror Share Adjustment;

(hhh)	“Proposed Transaction” means the proposed business combination of Acquiror and DeFi to form the Resulting Issuer in connection with the Amalgamation as contemplated in this Agreement;

(iii)	“QIB Purchaser” means a purchaser in the Concurrent Financing in the United States that purchased subscription receipts from DeFi as a Qualified Institutional Buyer and completed, executed and delivered a subscription agreement for the purchase of subscription receipts, including the Qualified Institutional Buyer letter attached to the subscription agreement;

(jjj)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A(a)(1) under the U.S. Securities Act that is also a U.S. Accredited Investor;

(kkk)	“Registrar” means the Registrar of Companies for British Columbia;

(lll)	“Replacement Option” has the meaning set forth in Section 2.6(d)(i);

(mmm)	“Resulting Issuer” means Acquiror upon completion of the Amalgamation and the approval by the Exchange of the listing of the Post-Consolidated Acquiror Shares on the Exchange, to be known as “WonderFi Technologies Inc.”, or such other name as may be agreed to by the Parties and accepted by the relevant regulatory authorities;

(nnn)	“Resulting Issuer Options” means options to acquire Post-Consolidated Acquiror Shares following the completion of the Amalgamation and the Name Change;

(ooo)	“Resulting Issuer Shares” means the Post-Consolidated Acquiror Shares following the completion of the Amalgamation and the listing of the Resulting Issuer on the Exchange;

(ppp)	“Securities Act” means the Securities Act (British Columbia), as amended, including the regulations promulgated thereunder;

(qqq)	“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in all of the provinces and territories of Canada, the United States and those other jurisdictions outside of Canada and the United States as mutually agreed to by DeFi and the Agents, provided it is understood that no prospectus filing, registration statement or comparable obligation arises in such other jurisdictions;

(rrr)	“SubCo” has the meaning set out in the recitals hereof;

(sss)	“SubCo Shares” means common shares in the authorized share structure of SubCo;

(ttt)	“subsidiary” has the meaning ascribed thereto in the Securities Act;

(uuu)	“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder, as amended from time to time;

(vvv)	“Transfer Agent” means Computershare Trust Company of Canada;

(www)	“TSXV” means the TSX Venture Exchange;

(xxx)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(yyy)	“U.S. Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D; and

(zzz)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules, regulations and orders promulgated thereunder.

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)	the division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereto”, “herein” and “hereunder” and similar expressions refer to this Agreement (including exhibits hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto;

(b)	words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders;

(c)	the word “including”, when following any general statement or term, is not to be construed as limiting the general statement or term to the specific items or matters set forth or to similar items or matters, but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(d)	if any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day in such place;

(e)	any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, and to any regulations promulgated thereunder. References to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time;

(f)	all sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted;

(g)	unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature are required to be made shall be made in a manner consistent with IFRS;

(h)	all representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principals of equity);

(i)	where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, with respect to DeFi it refers to the actual knowledge of the Chief Executive Officer and the Chief Strategy Officer and with respect to Acquiror it refers to the actual knowledge of Chief Executive Officer and the Chief Strategy Officer, in each case after due inquiry; and

(j)	the Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.3	Exhibits

The following exhibits attached hereto are incorporated into and form an integral part of this Agreement:

Schedule A – Amalgamation Application

Schedule B – Form of Articles of Amalco

PART 2

THE AMALGAMATION

2.1	Agreement to Amalgamate

The Parties agree that SubCo and DeFi shall amalgamate by way of statutory amalgamation under Section 269 of the BCBCA on the terms and conditions set out herein and continue as one corporation as of the Effective Time.

2.2	Effect of Amalgamation

The Parties hereby agree to effect the Amalgamation under Section 269 of the BCBCA pursuant to which the DeFi and SubCo will amalgamate and continue as one corporation following the Effective Time. For greater certainty, upon the Amalgamation becoming effective, the following shall occur and shall be deemed to occur without any further act or formality, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time:

(a)	DeFi and SubCo shall be amalgamated and continue as one corporation;

(b)	each of DeFi and SubCo shall cease to exist as entities separate from Amalco;

(c)	Amalco shall become capable immediately of exercising the functions of an incorporated company;

(d)	the shareholders of Amalco shall have the powers and liability provided in the BCBCA;

(e)	each shareholder of each of DeFi and SubCo shall be bound by this Agreement;

(f)	the property and assets of each of SubCo and DeFi shall continue to be the property and assets of Amalco;

(g)	Amalco shall continue to be liable for the liabilities and obligations of each of SubCo and DeFi;

(h)	Amalco will be a wholly-owned subsidiary of Acquiror; and

(i)	the form of Articles attached hereto as Schedule A shall be the Articles of Amalco.

2.3	Statutory Amalgamation Requirements

At the Effective Time, and thereafter subject to such change as may be properly effected under the BCBCA and the Articles of Amalco, the Parties hereby agree as follows:

(a)	Name. The name of Amalco shall be “WonderFi Digital Inc.” or such other name as determined by the directors of DeFi.

(b)	Registered and Records Office. The mailing and delivery addresses of the registered office and records office of Amalco, until changed in accordance with the provisions of the BCBCA, shall be 1200 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia V7X 1T2.

(c)	Authorized Capital. The authorized capital of Amalco shall consist of an unlimited number of common shares without par value, which shall have the rights, privileges, restrictions and conditions set out in the Articles of Amalco. No shares of Amalco may be transferred except in compliance with the restrictions set out in the Articles.

(d)	Business. There shall be no restrictions on the business which Amalco is authorized to carry on.

(e)	Fiscal Year End. The fiscal year end of Amalco shall be December 31 of each calendar year.

(f)	Number of Directors. The number of directors of Amalco shall, until changed in accordance with the Articles of Amalco, be one.

(g)	Initial Director. The first sole director of Amalco shall be the individual whose name appears below:

Name	Address
Ben Samaroo	[*****]

(h)	Initial Officers. The first officer of Amalco shall be the person whose name and position appear below or such other person(s) as DeFi may determine:

Name	Position
Ben Samaroo	Chief Executive Officer

(i)	Articles. The Articles of Amalco, until repealed, amended or altered, shall be the Articles of Amalco in the form attached as Schedule B hereto.

(j)	Amalgamation Application and Articles. The form of the Amalgamation Application to be filed with the Registrar in connection with the Amalgamation, including the notice of articles and the form of Articles of Amalco, is attached hereto as Schedule A, and the Articles of Amalco to be signed by a director of the Amalco in accordance with Section 270(2)(d)(i) of the BCBCA, are attached hereto as Schedule B.

2.4	Completion of the Amalgamation and Effective Date

Upon the satisfaction or waiver of the conditions herein contained in favour of each Party, DeFi and SubCo shall deliver to the Registrar the Amalgamation Application, the Articles of Amalco and such other documents as may be required to give effect to the Amalgamation. The Amalgamation shall become effective at the Effective Time.

2.5	Acquiror Corporate Matters on the Effective Time

Subject to the terms and conditions of this Agreement, at the Effective Time:

(a)	Number of Directors. Acquiror shall cause the board of directors of Acquiror post- closing to consist of four directors, as set forth in the Acquiror Circular, or such other number of directors as determined by DeFi post-closing, all of whom will be determined by DeFi.

(b)	Releases. Acquiror and DeFi shall enter into mutual release with all former directors and officers of Acquiror in a form acceptable to Acquiror and DeFi, acting reasonably.

(c)	Directors. Acquiror shall reconstitute its board of directors such that Brent Ackerman, Scott Ackerman and Doug McFaul shall resign, and the following directors shall be appointed in substation thereof, as described in the Acquiror Circular (the “Resulting Issuer Board Nominees”), subject to Acquiror’s receipt of all necessary documentation to effect such appointments, with an additional director to be determined by DeFi in its sole discretion post-closing:

Name	Address
Ben Samaroo	[*****]
[*****]
Sean Clark	[*****]
[*****]
Dean Sutton	[*****]
[*****]
Mark Binns	[*****]
[*****]

(d)	Officers. Acquiror shall reconstitute its senior management such that Scott Ackerman, the President, Chief Executive Officer, Chief Financial Officer and Corporate Secretary of the Acquiror, shall resign, and the following officers shall be appointed in substation thereof, subject to Acquiror’s receipt of all necessary documentation to effect such appointments, with a Chief Financial Officer and Corporate Secretary to be determined by DeFi in its sole discretion post-closing:

Name	Position
Ben Samaroo	Chief Executive Officer
Cong Ly	Chief Technology Officer
Dean Sutton	Chief Strategy Officer

2.6	Securities Exchange and Related Matters

(a)	Securities Exchange. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time:

(i)	each DeFi Shareholder will exchange each DeFi Share held by such holder for one Post-Consolidated Acquiror Share;

(ii)	Acquiror will exchange each SubCo Share held by it for one Amalco Share;

(iii)	Acquiror will add an amount equal to the paid-up capital for purposes of the Tax Act of the DeFi Shares to its capital in respect of the Post-Consolidated Acquiror Shares upon issuance of the Post-Consolidated Acquiror Shares under Section 2.6(a)(i); and

(iv)	in consideration for Acquiror’s issuance of Post-Consolidated Acquiror Shares referenced in Section 2.6(a)(i), Amalco shall issue to Acquiror one Amalco Share for each Post-Consolidated Acquiror Share issued by Acquiror under Section 2.6(a)(i).

(b)	No Fractional Securities. No fractional Post-Consolidated Acquiror Shares will be issued pursuant to this Agreement. In the event that a DeFi Shareholder would otherwise be entitled to a fractional security hereunder, the number of securities issued to such DeFi Shareholder shall be rounded down to the next lesser whole number of shares. In calculating such fractional interests, all DeFi Shares registered in the name of or beneficially held by such DeFi Shareholder or their nominee shall be aggregated.

(c)	DeFi Warrants.

(i)	The Parties acknowledge that, as at the Effective Time, each DeFi Warrant will cease to represent a right to acquire one (1) DeFi Share and become a right to acquire one (1) Post-Consolidated Acquiror Share, but otherwise having substantially the same terms as the DeFi Warrants, all in accordance with the adjustment provisions provided in the certificates representing the DeFi Warrants.

(ii)	At the Effective Time, Acquiror will assume all the covenants and obligations of DeFi under the DeFi Warrants and each DeFi Warrant will be a valid and binding obligation of Acquiror entitling the holder of a DeFi Warrant, as against Acquiror, to all of the rights of the holder under a DeFi Warrant, mutatis mutandis.

(d)	DeFi Options.

(i)	Each DeFi Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be exchanged at the Effective Time for an option to purchase from Acquiror one (1) Post-Consolidated Acquiror Share (a “Replacement Option”) at an exercise price per Post-Consolidated Acquiror Share equal to the exercise price per DeFi Share otherwise purchasable pursuant to such DeFi Option immediately prior to the Effective Time and each DeFi Option shall cease to be an option or right to acquire DeFi Shares;

(ii)	It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange of a DeFi Option for a Replacement Option. Therefore, in the event that the In The Money Amount of a Replacement Option exceeds the In The Money Amount of the DeFi Option, the exercise price per Post-Consolidated Acquiror Share which may be acquired on exercise of a Replacement Option at and after the Effective Time will be automatically adjusted with effect at and from the Effective Time to ensure that the In The Money Amount of the Replacement Option does not exceed the In The Money Amount of the DeFi Option; and

(iii)	Except as set out in Section 2.6(d)(i) above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the DeFi Option so exchanged, and shall be governed by the terms of the DeFi Option Plan, and any document evidencing a DeFi Option shall thereafter evidence and be deemed to evidence such Replacement Option.

(e)	Restrictions on Securities. The Parties acknowledge and agree that securities of the Resulting Issuer issued pursuant to the terms and conditions provided herein will be subject to compliance with Applicable Securities Laws. In particular, the Parties acknowledge and agree that in accordance with the policies of the Exchange, securities of the Resulting Issuer issued to certain securityholders of the Resulting Issuer will be subject to escrow under the policies of the Exchange and Applicable Securities Laws and the Parties shall use commercially reasonable efforts to arrange for each former DeFi Shareholder or shareholder of the Acquiror (as the case may be) that is required to have securities of the Resulting Issuer escrowed in accordance with Exchange Policies, to enter into and deliver to the Escrow Agent for filing with the Exchange the Exchange Escrow Agreement in respect of their Resulting Issuer Shares.

(f)	US Legends. In addition to any other resale restrictions that may be imposed, any DeFi Shareholder who is in the United States (other than a QIB Purchaser) will receive Post- Consolidated Acquiror Shares in exchange for such DeFi Shareholder’s DeFi Shares which will bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSES (C) OR (D), THE COMPANY WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if the Post-Consolidated Acquiror Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S, the legend set forth above may be removed by providing an executed declaration to the Transfer Agent and to the Resulting Issuer, in such form as the Resulting Issuer may prescribe from time to time, and, if requested by the Resulting Issuer or the Transfer Agent, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Resulting Issuer and the Transfer Agent to the effect that such sale is being made in compliance with Rule 904 of Regulation S;

provided further, that if any of the Post-Consolidated Acquiror Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, and in compliance with any applicable state securities laws, the legend may be removed by delivery to the Resulting Issuer and the Transfer Agent of an opinion reasonably satisfactory to the Resulting Issuer and the Transfer Agent to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws.

2.7	Right of Dissent for DeFi Shareholders

(a)	The DeFi Shareholders may exercise Dissent Rights in respect of the Amalgamation pursuant to, in the manner set forth in, and in strict compliance with Section 242 of the BCBCA. The DeFi Shareholders who duly exercise their Dissent Rights with respect to their DeFi Shares (the “DeFi Dissent Shares”), shall:

(i)	if they are ultimately entitled to be and are paid fair value for their DeFi Dissent Shares, be deemed to have transferred their DeFi Dissent Shares to DeFi immediately prior to the Effective Time for cancellation and the certificates representing same shall cease to represent any right or claim of any nature or kind; or

(ii)	if they are not ultimately entitled, for any reason, to be paid fair value for their DeFi Dissent Shares, be deemed to have participated in the Amalgamation on the same basis as a DeFi Shareholder who did not exercise the Dissent Rights, and shall receive Post-Consolidated Acquiror Shares in exchange for their DeFi Shares on the same basis as every other DeFi Shareholder in accordance with Section 2.6(a)(i), always provided that in no case shall Acquiror or Amalco be required to recognize such persons as holding DeFi Shares at or after the Effective Time.

(b)	DeFi shall provide prompt notice to Acquiror of any DeFi Shareholder’s exercise or purported exercise of Dissent Rights.

(c)	In no circumstances shall DeFi, Acquiror or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those DeFi Shares in respect of which such rights are sought to be exercised. For greater certainty, in no case shall DeFi, Acquiror or any other person be required to recognize Dissenting Shareholders as holders of DeFi Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of DeFi Shareholders as of the Effective Time. In addition to any other restrictions under Section 185 of the BCBCA and, for greater certainty, DeFi Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the DeFi Resolution shall not be entitled to exercise Dissent Rights.

PART 3
COVENANTS

3.1	Mutual Covenants

From the date of this Agreement until the earlier of the Effective Date and the termination of this Agreement in accordance with Part 9, except as otherwise expressly permitted or specifically contemplated by this Agreement or as required by Applicable Laws, each of the Parties shall:

(a)	carry on its business in the usual, regular and ordinary course of business consistent with its past practice;

(b)	not incur any indebtedness other than in the ordinary course of business consistent with its past practice, or as required in connection with the transactions contemplated by this Agreement;

(c)	not alter or amend its Constating Documents as the same exist at the date of this Agreement, except as required in connection with the transactions contemplated by this Agreement;

(d)	take, or cause to be taken, all action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws, within their respective power, to complete the Amalgamation, including using reasonable commercial efforts:

(e)	to use reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any agreements and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(i)	to effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Amalgamation;

(ii)	to obtain Exchange acceptance of the Proposed Transaction and the listing of the Resulting Issuer on the Exchange;

(iii)	to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Amalgamation and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(iv)	to reasonably cooperate with the other Parties and their tax advisors in structuring the Amalgamation and other transactions contemplated to occur in conjunction with the Amalgamation in a tax effective manner and assist the other Parties and their tax advisors in making such investigations and enquiries with respect to such Parties in that regard, as the other Parties and its tax advisors shall consider necessary, acting reasonably;

(f)	not take any action that would render, or may reasonably be expected to render, any representation or warranty made by such Party in this Agreement untrue in any material respect;

(g)	use reasonable commercial efforts to obtain and maintain the third-party approvals applicable to them and provide the same to the other Parties on or prior to the Effective Date;

(h)	use reasonable commercial efforts to complete the Amalgamation by July 31, 2021, or as soon as reasonably practicable thereafter, but in any event no later than the Outside Date;

(i)	except as provided in this Agreement, not amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which, in the opinion of DeFi or Acquiror acting reasonably, interferes or is inconsistent with the completion of the transactions contemplated hereby. Without limiting the foregoing, except as provided in this Agreement, none of the Parties shall (i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of its shareholders, (ii) subdivide, consolidate or reclassify their share capital, other than the Acquiror Share Adjustment, or (iii) issue any of its shares or other securities convertible into shares or enter into any commitment or agreement, other than completion of the Concurrent Financing or for the issuance of any securities convertible into shares in connection with hiring employees, consultants or advisors or appointing board members, except with the prior written consent of the other party or pursuant to the Concurrent Financing, including compensation warrants issuable pursuant thereto;

(j)	furnish to the other Parties such information, in addition to the information contained in this Agreement, relating to its financial condition, business, properties and affairs as may reasonably be requested by another Party, which information shall be true and complete in all material respects and shall not contain an untrue statement of any Material Fact or omit to state any Material Fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading and will notify the other Parties of any significant development or Material Change relating to it promptly after becoming aware of any such development or change;

(k)	promptly notify the other Parties in writing of any change in any representation or warranty provided in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and the Parties shall in good faith discuss with the other Parties such change in circumstances (actual, anticipated, contemplated, or to its knowledge, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Parties pursuant to this Section 3.1(k);

(l)	promptly notify the other Parties in writing of any material breach by such Party of any covenant, obligation or agreement contained in this Agreement; and

(m)	not, directly or indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage the initiation of proposals or offers from, entertain or enter into discussions or negotiations with any Person other than the other Parties hereto, with respect to any amalgamation, merger, consolidation, arrangement, restructuring, sale of any material assets or part thereof of such Party, unless such action, matter or transaction is part of the transactions contemplated in this Agreement or is required as a result of the duties of directors and officers of the applicable Party in compliance with Applicable Laws.

3.2	Additional Covenants of Acquiror and SubCo

From the date of this Agreement until the earlier of the Effective Date and the termination of this Agreement in accordance with Part 9, except as expressly permitted or specifically contemplated by this Agreement or required by Applicable Laws, each of Acquiror and SubCo covenant and agree that:

(a)	Acquiror shall not to enter into any transaction or contract, except as contemplated in this Agreement, without the prior written consent of DeFi;

(b)	Acquiror and SubCo shall use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Acquiror or SubCo, as the case may be;

(c)	Acquiror shall, as the sole shareholder of SubCo, approve by special resolution the Amalgamation, together with such matters as are required to effect the Amalgamation;

(d)	Acquiror shall use reasonable commercial efforts to seek approval of the Aquiror Share Adjustment and the Name Change, together with the approval of any other matters as are required to effect the Amalgamation;

(e)	Acquiror shall cause, as of the Effective Time, both the board of directors and management of the Acquiror to be reconstituted with such directors and officers as determined by DeFi in accordance with Section 2.5(a) and Section 2.5(b);

(f)	Acquiror shall, on the Effective Date, provide to the Transfer Agent a direction authorizing and directing the Transfer Agent to issue the Post-Consolidated Acquiror Shares issuable under the Amalgamation to holders of the DeFi Shares and shall direct the Transfer Agent to distribute the Post-Consolidated Acquiror Shares to the holders of the DeFi Shares in accordance with the terms of the Amalgamation;

(g)	each of Acquiror and SubCo shall use all commercially reasonable efforts to assist DeFi to complete the Concurrent Financing;

(h)	use commercially reasonable efforts to: (a) take all actions reasonably necessary or required to complete the Proposed Transaction as soon as practicable and, in any event, on or before the Outside Date; (b) take all actions reasonably necessary to ensure that the delisting or suspension of such Acquiror Shares on or from the NEX board and the delisting from the NEX is obtained prior to the Outside Date; (c) take all actions reasonably necessary to ensure that the Exchange Listing Documents are submitted to the Exchange and the listing on the Exchange is obtained prior to the Outside Date; and (d) seek, obtain, prepare or as necessary file all necessary documents, filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which Acquiror is party or by which it is bound, required by the Securities Regulators in connection with the issuance of the Post-Consolidated Acquiror Shares pursuant to the terms of this Agreement, so as to permit and enable such securities to be lawfully distributed on a prospectus exempt basis in accordance with this Agreement; and

(i)	Aquiror shall promptly notify DeFi in writing of any unsolicited offer that it has received (i) for the purchase of the Acquiror Shares, or any portion thereof, or (ii) of any amalgamation, arrangement, merger, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer or similar transaction involving Acquiror made to the board of directors or management of Acquiror, or directly to Acquiror’s shareholders.

3.3	Additional Covenants of DeFi

From the date of this Agreement until the earlier of the Effective Date and the termination of this Agreement in accordance with Part 9, except as expressly permitted or specifically contemplated by this Agreement or required by Applicable Laws, DeFi covenants and agrees that:

(a)	DeFi will use commercially reasonable efforts to satisfy or cause the satisfaction of the conditions set forth in Section 7.1 and Section 7.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of DeFi;

(b)	DeFi shall use commercially reasonable efforts to seek approval of DeFi Shareholders pursuant to the DeFi Resolution, together with the approval of such matters as are required to effect the Amalgamation, by way of special resolution at the DeFi Meeting;

(c)	As soon as reasonably practicable after execution of this Agreement, DeFi will convene the DeFi Meeting for the purpose of approving the Amalgamation and to solicit proxies to be voted at the DeFi Meeting in favour of the approval of the Amalgamation and will indicate the recommendation of the board of directors of DeFi that the DeFi Shareholders vote in favour of the Amalgamation;

(d)	Except for proxies and other non-substantive communications with security holders, DeFi will provide promptly to Acquiror a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Amalgamation; (ii) any filings under Applicable Laws; and (iii) any dealings with regulatory agencies in connection with the transactions contemplated herein;

(e)	promptly advise Acquiror of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any DeFi Shareholders exercising their Dissent Rights in opposition to the Amalgamation.

(f)	DeFi shall use all commercially reasonable efforts to complete the Concurrent Financing;

(g)	DeFi shall make all necessary filings and applications under applicable foreign, federal and provincial laws and regulations required on its part in connection with the transactions contemplated in this Agreement, and take all reasonable action necessary to be in compliance with such laws and regulations;

(h)	use commercially reasonable efforts to: (a) take all actions reasonably necessary or required to complete the Proposed Transaction as soon as practicable and, in any event, on or before the Outside Date; and (b) take all actions reasonably necessary to assist in ensuring that the Exchange Listing Documents are submitted to the Exchange and the listing on the Exchange is obtained prior to the Outside Date; and

(i)	DeFi shall promptly notify Acquiror in writing of any unsolicited offer that it has received (i) for the purchase of the DeFi Shares, or any portion thereof, or (ii) of any amalgamation, arrangement, merger, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer or similar transaction involving DeFi made to the board of directors or management of DeFi, or directly to DeFi Shareholders.

PART 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Acquiror and SubCo

Acquiror and SubCo represent and warrant, jointly and severally, to DeFi as follows, and acknowledge that DeFi is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	each of Acquiror and SubCo has good and sufficient right and authority to enter into this Agreement and carry out its intentions hereunder;

(b)	Acquiror is duly incorporated under the BCBCA, is currently in good standing, has all corporate powers required to carry on its business as now conducted and is not subject to any regulatory decision or order prohibiting or restricting trading in its shares;

(c)	SubCo is duly incorporated under the BCBCA, is currently in good standing, has all corporate powers required to carry on its business as now conducted and is not subject to any regulatory decision or order prohibiting or restricting trading in its shares;

(d)	as of the date hereof, Acquiror has no subsidiaries other than SubCo;

(e)	Acquiror is a “reporting issuer” (as such term is defined in the Securities Act) in good standing in British Columbia and Alberta and has not been placed on the list of defaulting reporting issuers as maintained by the securities commissions of such jurisdictions, and no securities commission, securities exchange or court has issued any order or obtained any undertaking adversely impacting or preventing the Amalgamation as currently herein, or the trading of any Acquiror Shares, and no proceedings for such purpose are pending or, to the best knowledge of Acquiror, are threatened. The issued and outstanding Acquiror Shares are listed and posted for trading on the NEX board of the TSXV and Acquiror has not taken any action which would be reasonably expected to result in the delisting or suspension of such Acquiror Shares on or from the NEX board and Acquiror is currently in compliance with the rules and policies of the TSXV. All material filings and fees required to be made and paid by Acquiror pursuant to Applicable Securities Laws and the rules and policies of the TSXV have been made and paid;

(f)	all documents and information filed by the Acquiror on SEDAR contains all material facts pertaining to the Acquiror and does not omit to state a Material Fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. Acquiror has been in compliance in all material respects with its timely and continuous disclosure obligations under Applicable Securities Laws in Canada, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no Material Change or Material Fact as to Acquiror that has occurred, which has not been publicly disclosed. Acquiror has not filed any confidential material change reports which remain confidential as at the date hereof and there are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part 16.1 – Civil Liability for Secondary Market Disclosure of the Securities Act and analogous provisions under Applicable Securities Laws in the Province of Alberta. All documents and information filed by the Acquiror on SEDAR together constitute full, true and plain disclosure of all material facts relating to the Acquiror and the securities of Acquiror;

(g)	Acquiror is authorized to issue an unlimited number of Acquiror Shares, of which 14,837,580 Acquiror Shares are validly issued and outstanding as fully paid and non- assessable shares in the authorized share structure of Acquiror as of the date hereof, and no more than the 1,700,192 Post-Consolidated Acquiror Shares will be issued and outstanding as of immediately prior to the Effective Date and no other Post-Consolidated Acquiror Shares will be reserved for issuance or be issuable as of immediately prior to the Effective Date, other than pursuant to the Acquiror Convertible Securities outstanding on the date hereof to be cancelled and surrendered prior to the Effective Date;

(h)	other than the 2,400,000 convertible securities of the Acquiror, consisting of 1,100,000 warrants convertible into Acquiror Shares and 1,300,000 options to purchase Acquiror Shares (the “Acquiror Convertible Securities”), to be cancelled and surrendered prior to the Effective Date, there are no other shares, options, warrants, convertible notes or debentures, agreements, documents, instruments or other writings of any kind whatsoever which constitute a “security” of Acquiror (as that term is defined in the Securities Act) and Acquiror has no agreements or commitments of any character whatsoever convertible into, or exchangeable or exercisable for or otherwise requiring the issuance, sale or transfer by Acquiror of any Acquiror Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Acquiror Shares;

(i)	there are no outstanding actions, suits, judgments, investigations or proceedings of any kind whatsoever against or affecting Acquiror or SubCo at law or in equity or before or by any Governmental Authority, nor are there, to their knowledge, any pending or threatened;

(j)	this Agreement has been duly executed and delivered by Acquiror, and constitutes legal, valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with its terms subject only to any limitation under Applicable Laws relating to: (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(k)	neither Acquiror nor SubCo is party to any Material Contracts other than the Management Services Agreement, this Agreement and the Letter of Intent;

(l)	there are no registrations (or applications for registrations), and filings that Acquiror has considered necessary to preserve the rights of Acquiror in its Intellectual Property. Acquiror does not have any pending action or proceeding, nor, to the knowledge of Acquiror, any threatened action or proceeding, against any person with respect to the use of its Intellectual Property, and there are no circumstances which cast reasonable doubt on the validity or enforceability of its Intellectual Property. Acquiror has not, to the knowledge of Acquiror, infringed upon the intellectual property rights of any other Person;

(m)	neither the execution and delivery of this Agreement, nor the consummation of the Amalgamation, will conflict with or result in any breach of any of the terms or provisions of, or constitute a default under, the Material Contracts and the Constating Documents of Acquiror, director or shareholder minutes of Acquiror, any agreement or instrument to which Acquiror is a party or by which Acquiror is bound, or any order, decree, statute, regulation, covenant or restriction applicable to Acquiror;

(n)	Acquiror has good title to its assets free and clear of all Encumbrances;

(o)	neither Acquiror nor SubCo has any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind whatsoever, and, there is no basis for assertion against Acquiror nor Subco of any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind, other than liabilities disclosed or reflected in the financial statements of Acquiror, incurred in the ordinary course of business following the dates of the most recent financial statements of Acquiror or for professional fees accrued but not yet invoiced, and neither Acquiror nor SubCo has granted general security over its assets or security in any particular asset;

(p)	the financial statements of Acquiror are prepared in accordance with IFRS and present fairly, in all material respects, the financial position of Acquiror as at such date, and do not omit to state any Material Fact that is required by Applicable Laws to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(q)	other than the approval of the Exchange, the shareholders of Acquiror, as applicable, and, in respect of the application to the NEX board of the TSXV for the delisting of Acquiror Shares, the TSXV, no permit, authorization or consent of any party or securities commission is necessary for the consummation by Acquiror of the Proposed Transaction, and the execution and delivery of this Agreement and the consummation by Acquiror of the Proposed Transaction will not result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under any statute, regulation, law, judgment, order, undertaking or decree to which Acquiror is subject or by which it is bound or any indenture, agreement or other instrument to which Acquiror is a party or by which it is bound;

(r)	to the best of the Acquiror’s knowledge, since March 31, 2002, the Acquiror has carried on its business and conducted its operations and affairs only in the ordinary course and in accordance with Applicable Laws;

(s)	since March 31, 2002, Acquiror has carried on no active business other than seeking assets or businesses to merge with or acquire;

(t)	the Acquiror is no longer carrying on any activities in connection with its previous businesses within the mineral resources and oil and gas sectors and in that respect no longer holds any mineral or oil and gas assets or other operations or liabilities or obligations (absolute, accrued, contingent or otherwise), environmental or otherwise, in connection with such previous businesses. To the best of the Acquiror’s knowledge, all such previous businesses of the Acquiror within the mineral resources and oil and gas sectors were conducted in compliance with all applicable Environmental Laws and workplace health and safety laws, regulations and policies. There are no environmental claims, actions, proceedings, investigations, audits, evaluations, assessments, or reclamation or closure obligations outstanding, pending or, to the knowledge of the Acquiror, threatened against the Acquiror and the Acquiror knows of no basis for any such matters to arise against the Acquiror in the future.

(u)	since March 31, 2002, the Acquiror has never had any employees and it is a party to no written or verbal contracts of employment and Acquiror will not, as of the Effective Time, have any obligations or liabilities to pay any amount to its officers or directors including but not limited to the obligations of Acquiror for severance, retention, termination or bonus payments as a result of the Proposed Transaction;

(v)	there has never been a “disagreement” (within the meaning of National Instrument 51- 102 – Continuous Disclosure Obligations) with the past or present auditors of Acquiror;

(w)	the information in the Exchange Listing Documents relating to Acquiror and SubCo will be true, correct and complete in all material respects and not contain any untrue statement of any Material Fact, nor omit to state any Material Fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the context in which they are to be made;

(x)	Acquiror is up to date and current with all filings and fees required by the securities commissions of the jurisdictions in which it is a reporting issuer and all such filings were true and accurate in all material respects as at the respective dates thereof and Acquiror has not filed any confidential material change reports;

(y)	except for returns for the fiscal periods from 2018 through 2020, pursuant to which no taxes are owing, the Acquiror has duly and timely filed all tax returns required to be filed with the appropriate government authority, and all such tax returns are correct and complete in all material respects and reflect accurately all liability for taxes of Acquiror for the periods covered thereby;

(z)	Acquiror has paid all taxes which are due and payable (including all instalments on account of taxes) within the time required by Applicable Law, and has paid all assessments and reassessments it has received in respect of taxes. Acquiror has made full and adequate provision in the financial statements of Acquiror for all taxes of Acquiror for the periods covered by such financial statements that have not been paid whether or not shown as being due on any tax returns. Since the publication date for such financial statements, no material liability in respect of taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course. Acquiror has not received any refund of taxes to which it was not entitled;

(aa)	all information relating to the Acquiror and its business, assets, properties and liabilities, provided or made available to DeFi by the Acquiror is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The Acquiror has provided to DeFi all, and not withheld from DeFi any, material facts relating to the Acquiror and the securities of the Acquiror;

(bb)	the Corporate Records of Acquiror and SubCo are complete and accurate in all material respects and all corporate proceedings and actions reflected in the Corporate Records have been conducted or taken in compliance with all Applicable Laws and with the Constating Documents of Acquiror and SubCo, as applicable. Without limiting the generality of the foregoing, in respect of the Corporate Records of Acquiror (i) the minute books contain complete and accurate minutes of all meetings of the directors and shareholders held since incorporation and all such meetings were properly called and held, (ii) the minute books contain all resolutions passed by the directors and shareholders (and committees, if any) and all such resolutions were properly passed, (iii) the share certificate books, register of shareholders and register of transfers are complete and accurate, all transfers have been properly completed and approved and any tax payable in connection with the transfer of any securities has been paid, and (iv) the registers of directors and officers are complete and accurate and all former and present directors and officers were properly elected or appointed, as the case may be;

(cc)	there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Acquiror or SubCo threatened of or against Acquiror or SubCo before any court, regulatory or administrative agency or tribunal;

(dd)	as at the date hereof, there are no reasonable grounds for believing that any creditor of Acquiror or SubCo will be prejudiced by the Amalgamation;

(ee)	except as contemplated by this Agreement, as of the date hereof Acquiror is not a party to and nor has Acquiror entered into any agreement or other commitment to acquire a direct or indirect voting or equity interest in any other person;

(ff)	there are no agreements, covenants, undertakings, rights of first refusal or other commitments of either Acquiror or SubCo or any instruments binding on it or its assets:

(i)	which would preclude it from entering into this Agreement;

(ii)	under which the Amalgamation would have the effect of imposing restrictions or obligations on Amalco greater than those imposed upon Acquiror or SubCo;

(iii)	which would give a third party, as a result of the transactions contemplated in this Agreement, the right to terminate any material agreement to which Acquiror or SubCo is a party or to purchase any of Acquiror’s, SubCo’s or Amalco’s assets; or

(iv)	which would impose restrictions on the ability of Amalco:

(A)	to carry on any business which it might choose to carry on within any geographical area;

(B)	to acquire property or dispose of its property and assets as an entirety;

(C)	to pay dividends, redeem shares or make other distributions to its shareholders;

(D)	to borrow money or to mortgage and pledge its property as security therefore; or

(E)	to change its corporate status;

(gg)	neither Acquiror nor SubCo is a party to any agreement, nor is Acquiror aware of any agreement, which in any manner affects the voting control of any of the Acquiror Shares or other securities of Acquiror or SubCo;

(hh)	Acquiror will not, as of the Effective Time, be a party to or bound by any agreement with, nor be indebted to, and nor shall any amount be owing to Acquiror by, any officers, former officers, directors, former directors, shareholders, former shareholders, employees or former employees of Acquiror or any Persons not dealing at “arm’s length” (as such Acquiror has not made or authorized any payments to any officers, former officers, directors, former directors, shareholders, former shareholders, employees or former employees of Acquiror or to any Persons not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of the foregoing, other than ordinary course consulting fees to directors and officers);

(ii)	the only material assets of Acquiror consist of cash or cash equivalents, all of which are owned by Acquiror, free and clear of all Encumbrances;

(jj)	there is no person, firm or corporation acting or purporting to act at the request of Acquiror, who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated herein.

(kk)	all information supplied by Acquiror or its representatives to DeFi in the course of DeFi’s due diligence review in respect of the transactions contemplated by this Agreement, is accurate and correct in all material respects; and

(ll)	the representations, warranties or statements of fact made in this section do not contain any untrue statement of a Material Fact or omit to state any Material Fact necessary to make any such warranty or representation not misleading to DeFi in seeking full information as to Acquiror and SubCo, and their assets, liabilities and business.

4.2	Representations and Warranties of DeFi

DeFi represents and warrants to Acquiror and SubCo as follows, and acknowledges that Acquiror and SubCo are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	it has good and sufficient right and authority to enter into this Agreement and carry out its intentions hereunder;

(b)	is duly incorporated under the BCBCA, is currently in good standing, has all corporate powers required to carry on its business as now conducted and is not subject to any regulatory decision or order prohibiting or restricting trading in its shares;

(c)	it is authorized to issue an unlimited number of DeFi Shares, of which 36,059,998 DeFi Shares are validly issued and outstanding as fully paid and non-assessable shares in the authorized share structure of DeFi as at the date hereof;

(d)	other than the 1,160,000 DeFi Options, and the securities which may be issued in connection with the Concurrent Financing, including any compensation warrants, there are no other shares, options, warrants, convertible notes or debentures, agreements, documents, instruments or other writings of any kind whatsoever which constitute a “security” of DeFi (as that term is defined in the Securities Act) and DeFi has no agreements or commitments of any character whatsoever convertible into, or exchangeable or exercisable for or otherwise requiring the issuance, sale or transfer by DeFi of any DeFi Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any DeFi Shares;

(e)	as of the date hereof, DeFi has no subsidiaries;

(f)	DeFi is not a “reporting issuer” nor an associate of a “reporting issuer” (as such term is defined in the Securities Act) and the DeFi Shares do not trade on any exchange;

(g)	there are no outstanding actions, suits, judgments, investigations or proceedings of any kind whatsoever against or affecting DeFi at law or in equity or before or by any Governmental Authority nor are there, to its knowledge, any pending or threatened;

(h)	this Agreement has been duly executed and delivered by DeFi and constitutes legal, valid and binding obligations of DeFi, enforceable against it in accordance with its terms and conditions (subject to such limitations and prohibitions as may exist or may be enacted in Applicable Laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to waiver, indemnity and contribution, and the ability to sever unenforceable terms, may be limited by Applicable Law);

(i)	the DeFi Disclosure Letter provides a complete and accurate list of all Material Contracts of DeFi other than Material Contracts that have been entered into with employees, consultants or vendors of DeFi in the normal course. Each of the Material Contracts constitutes the valid and legally binding obligation of DeFi, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity). There is no material default under any Material Contract by DeFi or, to the knowledge of DeFi, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by DeFi or, to the knowledge of DeFi, any other party, in any such case in which such default or event constitutes a Material Adverse Effect. No party to any such Material Contract has given written notice to DeFi of or made a claim against DeFi with respect to any breach or default thereunder, in any such case in which such breach or default constitutes a Material Adverse Effect;

(j)	there are no registrations (or applications for registrations) and filings that DeFi has considered necessary to preserve the rights of DeFi in its Intellectual Property. DeFi does not have any pending action or proceeding, nor, to the knowledge of DeFi, any threatened action or proceeding, against any person with respect to the use of its Intellectual Property, and there are no circumstances which cast reasonable doubt on the validity or enforceability of its Intellectual Property. DeFi has not, to the knowledge of DeFi, infringed upon the intellectual property rights of any other Person;

(k)	neither the execution and delivery of this Agreement, nor the consummation of the Amalgamation, will conflict with or result in any breach of any of the terms or provisions of, or constitute a default under, the Material Contracts and the Constating Documents of DeFi, director or shareholder minutes of DeFi, any agreement or instrument to which DeFi is a party or by which DeFi is bound or any order, decree, statue regulation, covenant or restriction applicable to DeFi;

(l)	DeFi is not in material default under any Material Contract to which it is a party and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any Material Contract by DeFi. Each Material Contract is in full force and effect, unamended by written or oral agreement, and DeFi is entitled to the full benefit and advantage of each Material Contract in accordance with its terms;

(m)	DeFi does not have any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind whatsoever, and, there is no basis for assertion against DeFi of any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind, other than liabilities disclosed or incurred in the ordinary course of business;

(n)	policies of insurance are in force as of the date hereof naming DeFi as an insured that adequately cover all risks as are customarily covered in the industry in which DeFi operates. DeFi’s assets are insured in such amounts and against such risks adequately cover all risks as are customarily covered by companies in the industry in which DeFi operates. DeFi is not in default with respect to any of the provisions contained in the insurance policies, the payment of any premiums under any insurance policy and has not failed to give any notice or to present any claim under any insurance policy in a due and timely fashion. There has not been any Material Adverse Change in the relationship of DeFi with any insurers, the availability of coverage, or in the premiums payable pursuant to the policies. DeFi maintains all insurance coverage as may be required by any Material Contract;

(o)	the information in the Exchange Listing Documents relating to DeFi will be true, correct and complete in all material respects and will not contain any untrue statement of any Material Fact, nor omit to state any Material Fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the context in which they are to be made;

(p)	DeFi has duly and timely filed all tax returns required to be filed with the appropriate government authority, and all such tax returns are correct and complete in all material respects and reflect accurately all liability for taxes of DeFi for the periods covered thereby;

(q)	DeFi has paid all taxes which are due and payable (including all instalments on account of taxes) within the time required by Applicable Law, and has paid all assessments and reassessments it has received in respect of taxes. DeFri has made full and adequate provision in the financial statements of DeFi for all taxes of DeFi for the periods covered by such financial statements that have not been paid whether or not shown as being due on any tax returns. Since the publication date for such financial statements, no material liability in respect of taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course. DeFi has not received any refund of taxes to which it was not entitled;

(r)	the Corporate Records of DeFi are complete and accurate in all material respects and all corporate proceedings and actions reflected in the Corporate Records have been conducted or taken in compliance in all material respects with all Applicable Laws and with the Constating Documents of DeFi. Without limiting the generality of the foregoing, in respect of the Corporate Records of DeFi (i) the minute books contain complete and accurate minutes of all meetings of the directors and shareholders held since incorporation and all such meetings were properly called and held, (ii) the minute books contain all resolutions passed by the directors and shareholders (and committees, if any) and all such resolutions were properly passed, (iii) the share certificate books, register of shareholders and register of transfers are complete and accurate, all transfers have been properly completed and approved and any tax payable in connection with the transfer of any securities has been paid, and (iv) the registers of directors and officers are complete and accurate and all former and present directors and officers were properly elected or appointed, as the case may be;

(s)	no proceedings have been taken, are pending or authorized by DeFi or by any other Person, in respect of the bankruptcy, insolvency, liquidation or winding up of DeFi;

(t)	as at the date hereof there are no reasonable grounds for believing that any creditor of DeFi will be prejudiced by the Amalgamation;

(u)	there are no outstanding labour disputes, (whether filed or lodged with DeFi or any other Person or organization), and to the knowledge of DeFi there are no pending labour disruptions or pending unionization with respect to DeFi;

(v)	there are no agreements, covenants, undertakings, rights of first refusal or other commitments of DeFi or any instruments binding on it or its assets:

(i)	which would preclude it from entering into this Agreement;

(ii)	under which the Amalgamation would have the effect of imposing restrictions or obligations on Amalco greater than those imposed upon DeFi;

(iii)	which would give a third party, as a result of the transactions contemplated in this Agreement, the right to terminate any material agreement to which DeFi is a party or to purchase any of DeFi’s or Amalco’s assets; or

(iv)	which would impose restrictions on the ability of Amalco:

(A)	to carry on any business which it might choose to carry on within any geographical area;

(B)	to acquire property or dispose of its property and assets as an entirety;

(C)	to pay dividends, redeem shares or make other distributions to its shareholders;

(D)	to borrow money or to mortgage and pledge its property as security therefore; or

(E)	to change its corporate status;

(w)	all information supplied by DeFi or its representatives to Acquiror in the course of Acquiror’s due diligence review in respect of the transactions contemplated by this Agreement, is accurate and correct in all material respects; and

(x)	the representations, warranties or statements of fact made in this section do not contain any untrue statement of a Material Fact or omit to state any Material Fact necessary to make any such warranty or representation not misleading to Acquiror or SubCo in seeking full information as to DeFi and its assets, liabilities and business.

4.3	Survival of Representation and Warranties

The representations and warranties herein shall survive the performance of the Parties respective obligations hereunder and the termination of this Agreement but shall expire one year after the Effective Date.

PART 5
AGREEMENTS

5.1	DeFi Meeting

As promptly as practical following the execution of this Agreement and in compliance with Applicable Laws (including Applicable Securities Laws and applicable corporate laws) DeFi shall:

(a)	take all actions necessary to call and properly hold the DeFi Meeting, as promptly as practical;

(b)	prepare an information circular in the form and containing the information required by all Applicable Laws, including the Applicable Securities Laws and all applicable corporate laws, and not containing any misrepresentation with respect thereto, other than with respect to any information relating to and provided by Acquiror;

(c)	provide Acquiror with adequate time to review and comment on the information circular to be sent to DeFi Shareholders in connection with the DeFi Meeting, if applicable;

(d)	take all commercially reasonable lawful action to solicit proxies in favour of the Amalgamation; and

(e)	promptly advise Acquiror of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any DeFi Shareholders exercising their Dissent Rights in opposition to the Amalgamation.

5.2	Proposed Transaction

In connection with the Amalgamation, DeFi and Acquiror, as applicable, shall:

(a)	as soon as practicable following the approval by the shareholders of Acquiror, apply to the TSXV for delisting of the Acquiror Shares from the NEX board of the TSXV;

(b)	as soon as practicable following the announcement of the Proposed Transaction, apply for listing on the Exchange (by submitting the Exchange Listing Documents) and diligently seek the conditional approval of the Exchange for the Proposed Transaction; and

(c)	use their reasonable commercial efforts to consummate the transactions contemplated by this Agreement, including diligently seeking final approval of the listing of the Resulting Issuer Shares.

5.3	Listing Application

As soon as practicable following the execution of this Agreement, and in compliance with Applicable Laws (including Applicable Securities Laws) and the Exchange Policies:

(a)	DeFi and Acquiror shall cooperate in the preparation of the Exchange Listing Documents, in a form mutually acceptable to the Parties, acting reasonably, and Acquiror shall provide to DeFi the necessary information in respect of Acquiror to ensure that the Exchange Listing Documents provides information in compliance in all material respects with Exchange Policies on the date of filing thereof; and

(b)	DeFi and Acquiror shall make commercially reasonable efforts to cause the Exchange Listing Documents to be filed with applicable regulatory authorities in all jurisdictions where the same is required to be filed.

5.4	Preparation of Filings

(a)	Acquiror and DeFi shall cooperate in the taking of all such action as may be required under the BCBCA, Applicable Securities Laws, Exchange Policies and other Applicable Laws in connection with the transactions contemplated by this Agreement.

(b)	Acquiror shall promptly furnish to DeFi all information concerning Acquiror as may be required for inclusion in: (i) any information circular or other disclosure document sent to the DeFi Shareholders in respect of the Amalgamation and the Proposed Transaction; (ii) the Exchange Listing Documents; or (iii) for the effectuation of the actions described in this Agreement and the provisions of this Section 5.4(b) (collectively in this Section 5.4(b) a “Disclosure Document”). Acquiror agrees that all information provided by Acquiror to DeFi for inclusion in a Disclosure Document will not, at the time the Disclosure Document is filed or delivery to third parties (as applicable), contain any misrepresentation and Acquiror agrees to indemnify and save harmless DeFi and its directors, officers, employees, advisors and agents from and against any and all liabilities, Claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which DeFi or its directors, officers, employees advisors and agents may be subject or which DeFi or its directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of: (y) any misrepresentation or alleged misrepresentation contained in any information provided to DeFi by Acquiror for inclusion in any Disclosure Document; or (z) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any misrepresentation or alleged misrepresentation contained in any information provided to DeFi by Acquiror for inclusion in any Disclosure Document.

(c)	DeFi shall promptly furnish to Acquiror all information concerning DeFi as may be required for inclusion in: (i) the Acquiror Circular sent to the shareholders of the Acquiror in respect of the Proposed Transaction, including relating to the approval of the Equity Incentive Plan and the Resulting Issuer Board Nominees; (ii) the Exchange Listing Documents; or (iii) for the effectuation of the actions described in this Agreement and the provisions of this Section 5.4(c) (collectively in this Section 5.4(c) a “Disclosure Document”). DeFi agrees that all information provided by DeFi to Acquiror for inclusion in a Disclosure Document will not, at the time the Disclosure Document is filed or delivery to third parties (as applicable), contain any misrepresentation and DeFi agrees to indemnify and save harmless Acquiror and its directors, officers, employees, advisors and agents from and against any and all liabilities, Claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Acquiror or its directors, officers, employees advisors and agents may be subject or which Acquiror or its directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of: (y) any misrepresentation or alleged misrepresentation contained in any information provided to Acquiror by DeFi for inclusion in any Disclosure Document; or (z) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any misrepresentation or alleged misrepresentation contained in any information provided to Acquiror by DeFi for inclusion in any Disclosure Document.

5.5	Acquiror Share Adjustment

Prior to the Effective Time, Acquiror shall effect the Acquiror Share Adjustment. All outstanding securities of Acquiror will be adjusted accordingly.

5.6	Concurrent Financing

DeFi shall complete the Concurrent Financing for $17,715,000, or such other amount as may be agreed by the Parties, prior to the Effective Date for up to 17,715,000 subscription receipts of DeFi, which will automatically convert into DeFi Shares immediately prior to the Effective Time in accordance with their terms, on the basis of one DeFi Share for each outstanding subscription receipt. In connection with the Concurrent Financing, DeFi will pay, among other things, a cash commission and issue compensation options in connection with the Concurrent Financing.

5.7	Name Change

On or prior to the Effective Date, Acquiror shall change its name to “WonderFi Technologies Inc.” or such other name as may be agreed by the Parties, subject to the approval of the Exchange and as may be accepted by the Registrar (the “Name Change”).

PART 6
INDEMNIFICATION

6.1	Indemnification by DeFi

Subject to Section 6.3, DeFi hereby covenants and agrees with each of Acquiror and SubCo, and their respective directors, officers, employees, agents, advisors and representatives (the Persons being indemnified by DeFi are hereinafter individually referred to as the “Acquiror Indemnified Party”), to indemnify and save harmless the Acquiror Indemnified Party from and against any and all Claims which may be suffered or incurred by the Acquiror Indemnified Party as a result of, or arising out of:

(a)	any non-fulfillment of any covenant or agreement on the part of the Indemnifying Party under this Agreement; or

(b)	any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement,

except that DeFi shall not be liable in any such case to the extent that any such Claims arise out of or are based upon the negligence of a Acquiror Indemnified Party or the material non-compliance by a Acquiror Indemnified Party with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement.

6.2	Indemnification by Acquiror

Subject to Section 6.3, Acquiror hereby covenants and agrees with DeFi and its directors, officers, employees, agents, advisors and representatives (the Persons being indemnified by Acquiror are hereinafter individually referred to as the “DeFi Indemnified Party”), to indemnify and save harmless the DeFi Indemnified Party from and against any and all Claims which may be suffered or incurred by the DeFi Indemnified Party as a result of, or arising out of:

(a)	any non-fulfillment of any covenant or agreement on the part of the Acquiror under this Agreement; or

(b)	any incorrectness in or breach of any representation or warranty of Acquiror contained in this Agreement;

except that Acquiror shall not be liable in any such case to the extent that any such Claims arise out of or are based upon the negligence of a DeFi Indemnified Party or the material non-compliance by a DeFi Indemnified Party with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement.

6.3	Limitation on Indemnification

The indemnification obligations of DeFi pursuant to Section 6.1 and the indemnification obligations of Acquiror pursuant to Section 6.2 (each an “Indemnifying Party”) shall be subject to the following:

(a)	the Claim shall have been made in writing in accordance with Section 6.4 within one year of the Effective Date; and

(b)	an Indemnifying Party shall not be required to indemnify a Acquiror Indemnified Party or a DeFi Indemnified Party, as applicable (each an “Indemnified Party”) until the aggregate Claims sustained by that Indemnified Party exceeds a value of $25,000, in which case, the Indemnifying Party shall be obligated to the Indemnified Party for all Claims.

6.4	Procedure for Indemnification

The following provisions shall apply to any Claims for which the Indemnifying Party may be obligated to indemnify an Indemnified Party pursuant to this Agreement:

(a)	upon receipt from a third party by the Indemnified Party of notice of a Claim or the Indemnified Party becoming aware of any Claims in respect of which the Indemnified Party proposes to demand indemnification from the Indemnifying Party, the Indemnified Party shall give notice to that effect to the Indemnifying Party with reasonable promptness, provided that failure to give such notice shall not relieve the Indemnifying Party from any liability it may have to the Indemnified Party except to the extent that the Indemnifying Party is prejudiced thereby;

(b)	in the case of Claims arising from third parties, the Indemnifying Party shall have the right by notice to the Indemnified Party not later than 30 days after receipt of the notice described in Section 6.4(a) above to assume the control of the defense, compromise or settlement of the Claims, provided that such assumption shall, by its terms, be without costs to the Indemnified Party and the Indemnifying Party shall at the Indemnified Party’s request furnish it with reasonable security against any costs or other liabilities to which it may be or become exposed by reason of such defense, compromise or settlement;

(c)	upon the assumption of control by the Indemnifying Party as aforesaid, the Indemnifying Party shall diligently proceed with the defense, compromise or settlement of the Claims at its sole expense, including employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall co-operate fully, but at the expense of the Indemnifying Party, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are necessary to enable the Indemnifying Party to conduct such defense; provided always that the Indemnified Party shall be entitled to reasonable security from the Indemnifying Party for any expense, costs or other liabilities to which it may be or may become exposed by reason of such co-operation;

(d)	the final determination of any such Claims arising from third parties, including all related costs and expenses, will be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Claims against the Indemnifying Party hereunder; and

(e)	should the Indemnifying Party fail to give notice to the Indemnified Party as provided in Section 6.4(b) above, the Indemnified Party shall be entitled to make such settlement of the Claims as in its sole discretion may appear reasonably advisable, and such settlement or any other final determination of the Claims shall be binding upon the Indemnifying Party.

6.5	Sole Remedy

No Party may make any Claim against any other Party except by making a Claim pursuant to and in accordance with the provisions of this Part 6; provided, however, that if the provisions of this Part 6 shall be invalid or unenforceable, the Parties shall have any other rights and remedies available to them under law or in equity.

PART 7
CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the completion of the Amalgamation, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the DeFi Resolution shall have been passed by a special majority of all the DeFi Shareholders at the DeFi Meeting;

(b)	Acquiror shall have received all shareholder and/or board approvals necessary or desirable, as required by the Exchange, the TSXV or Applicable Laws, in connection with the Amalgamation, including, without limitation, the Acquiror Share Adjustment, the application to the NEX board of the TSXV for the delisting of Acquiror Shares, the listing of the Resulting Issuer Shares on the Exchange, the Name Change, the Equity Incentive Plan, and the election of the Resulting Issuer Board Nominees, as set out in the Acquiror Circular;

(c)	Acquiror shall have effected the Acquiror Share Adjustment, the application to the NEX board of the TSXV for the delisting of Acquiror Shares; the conditional approval by the Exchange of the listing of the Resulting Issuer Shares on the Exchange, the Name Change, the adoption of the Equity Incentive Plan, and the election of four directors on or prior to the Effective Date, as set out in the Acquiror Circular;

(d)	the Amalgamation shall have become effective on or prior to the Outside Date;

(e)	Acquiror shall have executed and delivered a copy of the Exchange Listing Documents to the Exchange and such Exchange Listing Documents shall have been conditionally accepted by the Exchange subject only to customary conditions of closing, provided that if the Amalgamation is rejected by the Exchange, (i) all recourse or rights of appeal as contemplated hereby will have been exhausted, and (ii) the Party wishing to terminate this Agreement on this basis will have first used commercially reasonable efforts to negotiate the terms of the Proposed Transaction objectionable to the Exchange on terms acceptable to the Parties, acting reasonably;

(f)	Acquiror shall not be in default of the requirements of the TSXV, the Exchange and any securities commission and no order shall have been issued and currently in effect preventing the Amalgamation or the trading of any securities of Acquiror;

(g)	the Concurrent Financing shall have been completed;

(h)	all other consents, orders and approvals, including regulatory and third-party approvals and orders, necessary or desirable for the completion of the transactions provided for in this Agreement and the Amalgamation shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances;

(i)	this Agreement shall not have been terminated under Part 9;

(j)	dissent rights shall not have been exercised with respect to the Amalgamation by DeFi Shareholders which in the aggregate represent 10% or more of issued and outstanding DeFi Shares on the execution date of the DeFi Resolution or the record date of the DeFi Meeting, as applicable; and

(k)	the availability of prospectus exemptions for the Amalgamation under Applicable Securities Laws and the availability of registration exemptions for the Amalgamation under applicable securities laws of the United States in respect of any Acquiror Shares to be issued in the United States;

(l)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Amalgamation.

The foregoing conditions are for the mutual benefit of Acquiror and SubCo on the one hand and DeFi on the other hand and may be waived, in whole or in part, jointly by the Parties at any time. If any of the foregoing conditions are not satisfied or waived on or before the Effective Date then a Party may terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such terminating Party’s breach of this Agreement.

7.2	Additional Conditions to Obligations of Acquiror and SubCo

The obligations of Acquiror and SubCo to consummate the transactions contemplated hereby, and in particular to complete the Amalgamation, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	DeFi shall have performed, satisfied and complied with all obligations, covenants and agreements to be performed and complied with by it on or before the Effective Date pursuant to the terms of this Agreement and that the representations and warranties of DeFi made in this Agreement shall be true and correct in all material respects as at the Effective Date with the same force and effect as if such representations and warranties had been made on and as of such date;

(b)	at or prior to the Effective Date and effective upon completion of the Amalgamation, the Resulting Issuer and DeFi shall have executed and delivered releases to the resigning directors and officers of Acquiror, in a form acceptable to such directors and officers;

(c)	no inquiry or investigation (whether formal or informal) in relation to DeFi or its directors, members, managers, or officers, as applicable, shall have been commenced or threatened by the Exchange, the TSXV, any relevant securities commission or other federal, state or local regulatory body having jurisdiction, such that the outcome of such inquiry or investigation could have a Material Adverse Change on Acquiror after giving effect to the Proposed Transaction;

(d)	no act, action, suit, proceeding, objection or opposition shall have been taken against or affecting DeFi before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Acquiror, acting reasonably, in either case has had or, if the Amalgamation was consummated, would result in a Material Adverse Change respecting DeFi taken as a whole or would materially impede the ability of the Parties to complete the Amalgamation;

(e)	no Material Adverse Change shall have occurred in the business, results of operations, assets, liabilities, condition (financial or otherwise) or affairs of DeFi (considered on a consolidated basis) between the date of signing this Agreement and the completion of the Proposed Transaction except for the Concurrent Financing, or as otherwise required in connection with the completion of the transactions contemplated in this Agreement;

(f)	DeFi shall be in compliance in all material respects with the terms of this Agreement and the transactions contemplated in this Agreement;

(g)	the Exchange Escrow Agreement and any pooling agreements required by the Agents pursuant to the Concurrent Financing, shall be duly executed and delivered by all Parties thereto;

(h)	Acquiror shall have received consents from the DeFi nominees to act as directors of Acquiror with effect as of the Effective Date; and

(i)	the holders of the issued and outstanding DeFi Shares holding marketable title thereto, free and clear of any and all Encumbrances, liens, charges and demands of whatsoever nature; and

(j)	DeFi shall have furnished Acquiror with:

(i)	certified copies of the resolutions duly passed by the board of directors of DeFi approving this Agreement and the consummation of the transactions contemplated hereby;

(ii)	certified copies of the DeFi Resolution approved by the DeFi Shareholders;

(iii)	certified copies of DeFi’s Constating Documents;

(iv)	a certificate of good standing of DeFi dated within two days of the Effective Date;

(v)	if applicable, duly executed investment agreements, including accredited investor certifications, for any shareholders of DeFi resident in the United States, in a form satisfactory to Acquiror and its counsel, acting reasonably; and

(vi)	a certificate of DeFi addressed to Acquiror and dated the Effective Date, signed on behalf of DeFi by two senior officers of DeFi, confirming that the conditions in Section 7.2 have been satisfied.

The conditions in this Section 7.2 are for the exclusive benefit of Acquiror and may be asserted by Acquiror regardless of the circumstances or may be waived by Acquiror in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Acquiror may have. If any of the foregoing conditions in this Section 7.2 are not satisfied or waived on or before the Effective Date then Acquiror may terminate this Agreement by written notice to DeFi in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Acquiror’s breach of this Agreement.

7.3	Additional Conditions to Obligations of DeFi

The obligations of DeFi to consummate the transactions contemplated hereby, and in particular to complete the Amalgamation, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the Acquiror Share Adjustment shall have been completed;

(b)	Acquiror and SubCo shall have performed, satisfied and complied with all obligations, covenants and agreements to be performed and complied with by them on or before the Effective Date pursuant to the terms of this Agreement and that the representations and warranties of Acquiror and SubCo made in this Agreement shall be true and correct in all material respects as at the Effective Date with the same force and effect as if such representations and warranties had been made on and as of such date;

(c)	the Post-Consolidation Acquiror Shares to be issued to the DeFi Shareholders shall be issued as fully paid and non-assessable common shares in the authorized share structure of Acquiror, free and clear of any and all Encumbrances, liens, charges, demands of whatsoever nature, except those imposed pursuant to the escrow restrictions of the Exchange, pursuant to the Exchange Escrow Agent, or the pooling agreements contemplated in 7.2(g), and shall be exempt from the prospectus requirements of Applicable Securities Laws in British Columbia and Alberta either by virtue of exemptive relief from the securities regulatory authorities of each of those jurisdictions or by virtue of applicable exemptions under such securities laws and such securities shall not be subject to resale restrictions under Applicable Securities Laws (other than as applicable to control persons, pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities);

(d)	no inquiry or investigation (whether formal or informal) in relation to Acquiror or any subsidiary of Acquiror or its directors, officers or shareholders shall have been commenced or threatened by the Exchange, the TSXV, any securities commission or other federal, state, provincial or local regulatory body having jurisdiction, such that the outcome of such inquiry or investigation could have a Material Adverse Change on Acquiror after giving effect to the Proposed Transaction;

(e)	no act, action, suit, proceeding, objection or opposition shall have been taken against or affecting Acquiror before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of DeFi, acting reasonably, in either case has had or, if the Amalgamation was consummated, would result in a Material Adverse Change respecting Acquiror or would materially impede the ability of the Parties to complete the Amalgamation;

(f)	no Material Adverse Change shall have occurred in the business, results of operations, assets, liabilities, condition (financial or otherwise) or affairs of Acquiror or SubCo between the date of signing this Agreement and the completion of the Proposed Transaction except for the expenditure of funds or incurrence of accrued liabilities required to maintain Acquiror’s status as a reporting issuer in good standing in British Columbia and Alberta, or as otherwise required in connection with the completion of the transactions contemplated in this Agreement;

(g)	Acquiror shall be in compliance in all material respects with the terms of this Agreement and the transactions contemplated in this Agreement;

(h)	all liabilities of Acquiror (on a consolidated basis), other than liabilities incurred in connection with the Proposed Transaction or incurred following the date of the Letter of Intent to maintain the in British Columbia and Alberta, or pursuant to the Management Services Agreement, shall have been satisfied or converted into Post-Consolidated Acquiror Shares;

(i)	at the Effective Time, each of the current directors and officers of Acquiror and SubCo as at the date hereof, shall have provided a resignation and mutual release in form and substance satisfactory to DeFi, acting reasonably, and Acquiror shall have taken all necessary action to cause the board of directors and officers of Acquiror post-closing to be comprised of the directors and officers set forth in Section 2.5(a) and Section 2.5(b);

(j)	the Exchange shall not have objected to the appointment of the DeFi nominees to the board of directors of Acquiror, or of the DeFi nominees to the management of Acquiror, each upon closing of the Proposed Transaction;

(k)	the outstanding Acquiror Convertible Securities shall have been surrendered by the holders thereof for cancellation prior to the Effective Time, and each holder of Acquiror Convertible Securities shall have delivered option cancellation agreements in form and substance satisfactory to DeFi, acting reasonably (the “Cancellation Agreements”);

(l)	immediately prior to the Effective Date, the Management Services Agreement shall be terminated without penalty or further payment required, other than for accruals due and owing as of the Effective Date;

(m)	at the Effective Time, Acquiror shall be up to date and current in respect of all corporate and tax filings; and

(n)	Acquiror shall have furnished DeFi with:

(i)	certified copies of the resolutions duly passed by the boards of directors of Acquiror and SubCo approving this Agreement and the consummation of the transactions contemplated hereby;

(ii)	certified copies of the resolutions of duly passed by the shareholders of Acquiror, approving this Agreement and the consummation of the transactions contemplated hereby, including the Acquiror Share Adjustment, the Name Change and the adoption of the Equity Incentive Plan;

(iii)	certified copies of the resolutions of Acquiror, as the sole shareholder of SubCo, approving this Agreement and the consummation of the transactions contemplated hereby;

(iv)	certified copies of Acquiror and SubCo’s Constating Documents;

(v)	evidence that Acquiror is a reporting issuer in the Provinces of British Columbia and Alberta, and is not in default of any of the provisions therein;

(vi)	certificates of good standing of Acquiror and SubCo dated within two days of the Effective Date;

(vii)	a certificate of Acquiror addressed to DeFi and dated the Effective Date, signed on behalf of Acquiror by a senior officer of Acquiror, confirming that the conditions in Section 7.3 have been satisfied; and

(viii)	duly executed Cancellation Agreements from each holder of Acquiror Convertible Securities.

The conditions in this Section 7.3 are for the exclusive benefit of DeFi and may be asserted by DeFi regardless of the circumstances or may be waived by DeFi in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which DeFi may have. If any of the foregoing conditions in this Section 7.3 are not satisfied or waived on or before the Effective Date then DeFi may terminate this Agreement by written notice to Acquiror in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of DeFi’s breach of this Agreement.

7.4	Notice and Effect of Failure to Comply with Conditions

Each of Acquiror and DeFi shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

7.5	Satisfaction of Conditions

The conditions set out in this Part 7 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, the Articles of Amalco are filed under the BCBCA to give effect to the Amalgamation.

PART 8
AMENDMENT

8.1	Amendment

This Agreement may at any time and from time to time on or before the Effective Date be amended by written agreement of the Parties hereto.

PART 9
TERMINATION

9.1	Termination

(a)	This Agreement may be terminated at any time in each of the following circumstances (each then being, a “Termination Date”):

(i)	by written agreement executed and delivered by Acquiror, SubCo and DeFi;

(ii)	by any Party if the Effective Date shall not have occurred by the Outside Date unless the failure to complete the Amalgamation by such date is the result, directly or indirectly, of a breach of this Agreement by the Party seeking to terminate the Agreement, in which case this Agreement shall not be terminated pursuant to this Section 9.1(b);

(iii)	as set out in Sections 7.1, 7.2 and 7.3 of this Agreement; or

(iv)	by a non-breaching Party, in the event of a material breach of a material representation, warranty or covenant contained herein which is not cured within 10 Business Days of a non-breaching Party providing written notice of the breach to the breaching Party.

(b)	If this Agreement is terminated in accordance with the foregoing provisions of this Section 9.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to the other Parties hereunder except for each Party’s obligations under Sections 1.2, 4.3, 6.1, 6.2, 6.3, 6.4, 6.5, 10.1, 10.4, 10.5, 10.6, 10.7(a), 10.7(b), 10.7(c), 10.7(d), and 10.11 hereunder, which shall survive such termination, and provided that neither the termination of this Agreement nor anything contained in this Section 9.1, shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made herein, prior to the date of such termination.

PART 10
GENERAL

10.1	Notices

All notices that may be or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally, delivered by courier or sent by electronic transmission:

(a)	in the case of Acquiror, to:

Austpro Energy Corporation

[*****]

[*****]

Attention:	Scott Ackerman, Chief Executive Officer

Email: [*****]

with a copy to:

Cassels Brock & Blackwell LLP

[*****]

[*****]

Attention:	Jeff Durno

Email: [*****]

(b)	in the case of SubCo, to:

1302107 B.C. Ltd.

[*****]

[*****]

Attention:	Jeff Durno

Email: [*****]

(c)	in the case of DeFi, to:

DeFi Ventures Inc.

[*****]

[*****]

Attention:	Ben Samaroo, Chief Executive Officer

Email: [*****]

with a copy to:

Borden Ladner Gervais LLP

[*****]

[*****]

Attention:	Julie Bogle

Email: [*****]

or such other address as the Parties may, from time to time, advise the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile or other electronic transmission is received.

10.2	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

10.3	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto.

10.4	Entire Agreement

This Agreement, together with the agreements and documents referred to herein, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof, including the Letter of Intent.

10.5	Public Communications

Each of Acquiror and DeFi agree to consult with each other prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the Amalgamation or making any filing with any Governmental Authority with respect thereto. Without limiting the generality of the foregoing, no Party shall issue any press release regarding the Amalgamation, this Agreement or any transaction relating to this Agreement without first providing a draft of such press release to the other Party and reasonable opportunity for comment and for such comments to be incorporated into such press release; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any such disclosure required in accordance with Applicable Laws. If such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice promptly following such disclosure.

10.6	Costs

Notwithstanding any other provision herein, each of the parties hereto shall be responsible for its own costs and expenses incurred with respect to the transactions contemplated herein (the “Transaction Expenses”) including, without limitation, all costs and expenses incurred prior to the date of this Agreement and all legal and accounting fees and disbursements relating to preparing the documents contemplated herein, calling and holding shareholder meetings, the application to the Exchange for the listing of the Post-Consolidated Acquiror Shares, the application to the NEX board of the TSXV for the delisting of Acquiror Shares and preparing all other documentation and filings in connection with the Proposed Transaction, or otherwise relating to the transactions contemplated herein. The parties agree that the Transaction Expenses of the Acquiror shall not exceed $100,000. The parties agree that the Transaction Expenses shall not include any filing fees to the Exchange or TSXV in connection with the Proposed Transaction, or any costs incurred by the Acquiror in the normal course of its operations as a public company, including listing fees, transfer agent fees, normal course audit fees and expenses incurred for normal course filings, including dissemination of news releases. The parties agree that the Acquiror and its counsel shall be primarily responsible for preparation of all documentation and filings in connection with the Proposed Transaction, other than this Agreement and including, without limitation, all shareholder meetings (other than as may be required by DeFi) and the application to the Exchange for the listing of Post-Consolidated Acquiror Shares following completion of the Proposed Transaction, while DeFi and its counsel shall perform a review function and diligently cooperate and assist in the preparation of such documentation and required filings, with primary responsibility for the completion of disclosure materials with respect to DeFi and this Agreement; however, each party shall permit the other party and its counsel to review the preparation of all documentation to be sent to shareholders of such party or otherwise used in connection with the approval of the Proposed Transaction and related matters by the shareholders of such party, the Exchange and the TSXV.

10.7	Confidentiality

(a)	Each Party acknowledges that all information to be disclosed by the other Party in connection with the Proposed Transaction is highly sensitive, confidential and proprietary in nature. Except as and to the extent required by law, each Party and its Affiliates and representatives (as applicable, the “Receiving Party”) shall not disclose or use, and it shall cause its Affiliates and representatives not to disclosure or use, any Confidential Information (as defined below) with respect to the other Party, its Affiliates or representatives (the “Disclosing Party”) furnished, or to be furnished, by the Disclosing Party to the Receiving Party in connection herewith at any time or in any manner, other than in connection with the evaluation of the Proposed Transaction and in accordance with this Agreement.

(b)	“Confidential Information” means all information of a Party that a prudent business person would deem to be of such sensitive nature that its unauthorized dissemination would cause material harm, including, without limitation: information concerning or relating to the Disclosing Party’s business, affairs, financial position, assets, operations, activities, prospects, trade secrets, technology, technical, information, marketing information and marketing plans and strategies, customer and prospective customer lists, records, and information, together with all compilations, notes, or other documents prepared by or for the Disclosing Party containing or based upon such information, but shall not include:

(i)	information, which is or becomes available to the public, other than as a result of disclosure by the Receiving Party;

(ii)	information which the Receiving Party can prove was, at the time of disclosure, already in the possession of the Receiving Party on a non-confidential and lawful basis; or

(iii)	has become available to the Receiving Party or its representatives on a non- confidential basis from a person who is not, to the knowledge of the Receiving Party or its representatives, otherwise bound by confidentiality obligations to the provider of such information or otherwise prohibited from transmitting the information to the Receiving Party or its representatives.

(c)	Except with the prior written consent of the Disclosing Party, each Receiving Party will hold all Confidential Information in strictest confidence, except such information and documents that are required to be disclosed by Applicable Law.

(d)	If this Agreement is terminated pursuant to Section 9.1: (a) each Receiving Party shall promptly upon request return to the Disclosing Party any Confidential Information in the Receiving Party’s possession; and (b) the terms of Sections 10.7(b), 10.7(c) and 10.7(d) shall survive termination of this Agreement for a period of two years from the Termination Date.

10.8	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be severable therefrom and the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.9	Further Assurances

(a)	Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

(b)	The Parties acknowledge that the Exchange Listing Documents and the listing of the Resulting Issuer Shares will require the acceptance of the Exchange and the Parties intend, at the appropriate time, to use all reasonable commercial efforts to obtain such acceptance. Acquiror and DeFi will fully cooperate in the compilation and drafting of the Exchange Listing Documents, to be submitted by Acquiror to the Exchange to list the Resulting Issuer Shares on the Exchange upon completion of the Proposed Transaction.

10.10	Time of Essence

Time shall be of the essence of this Agreement.

10.11	Applicable Law and Enforcement

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. The Parties hereby irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

10.12	Waiver

Any Party may, on its own behalf only, (i) extend the time for the performance of any of the obligations or acts of the other Parties, (ii) waive compliance with the other Parties’ agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in the other Parties’ representations or warranties contained herein or in any document delivered by the other Parties; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

10.13	Counterparts

This Agreement and any amendments thereto (and any other agreements, notices or documents contemplated thereby) may be executed and delivered by facsimile transmission or other form of electronic recorded transmission (including via electronic mail via the Internet) and in any number of counterparts and all such facsimile or other electronically transmitted copies and counterparts shall be deemed to be an original hereof and for all purposes constitute one agreement, be binding on the Parties, provided each Party has executed and delivered at least one counterpart to the other Parties, and each may be relied upon by each Party as such for any and all purposes.

[Remainder of page intentionally left blank - signature page immediately follows]

IN WITNESS WHEREOF the Parties have executed this Amalgamation Agreement as of the date first above written.

AUSTPRO ENERGY CORPORATION

Per:	/s/ "Scott Ackerman"
Authorized Signatory

1302107 B.C. LTD.

Per:	/s/ "Scott Ackerman"
Authorized Signatory

DEFI VENTURES INC.

Per:	/s/ "Ben Samaroo"
Authorized Signatory

Signature page to Amalgamation Agreement

SCHEDULE A

AMALGAMATION APPLICATION

SCHEDULE B

FORM OF ARTICLES OF AMALCO